UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (AMENDMENT NO. 1)
              SANTA ANITA REALTY ENTERPRISES, INC.
                  SANTA ANITA OPERATING COMPANY
 ---------------------------------------------------------------
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.10 PER SHARE
 ---------------------------------------------------------------
                 (Title of Class of Securities)

                           8012 09206
                           8012 12101

                --------------------------------
                         (CUSIP Number)

                        Abraham D. Gosman
                            Meditrust
                        197 First Avenue
                Needham Heights, MA   02194-9127
                         (617) 433-6000
 ---------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          MAY 19, 1997
                --------------------------------
     (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously filed  a  statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                          SCHEDULE 13D
CUSIP No.                           Page  of  Pages

8012       09206
8012       12101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Meditrust


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]
3   SEC USE ONLY
4   SOURCE OF FUNDS


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,249,035

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                            0

 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         1,249,035


                10 SHARED DISPOSITIVE POWER

                    0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,249,035


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.8%


14  TYPE OF REPORTING PERSON*

                    Massachusetts Business Trust (00)



          This Amendment No. 1 is being filed by Meditrust to amend and supplement the Statement on Schedule 13D (the "Original
Schedule 13D") filed by Meditrust on April 23, 1997 in respect of the Common Stock, par value $.10 per share of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Original Schedule 13D.

ITEM 4.   Purpose of Transaction

          Item 4 of the Original Schedule 13D is hereby amended to include the following:

          In view of expressions of interest from third-parties and in furtherance of Meditrust's business objectives, officers and representatives of Meditrust intend to contact, and engage in exploratory discussions with, third-parties from time to time regarding the possibility of Meditrust entering into transactions, including acquisitions, joint ventures, strategic alliances and other business arrangements, with these parties. Any such transaction would be conditioned on the consummation of the merger contemplated by the Merger Agreement.

          Officers and representatives of Meditrust also intend to contact, respond to inquiries of, and engage in exploratory discussions with, third-parties from time to time regarding the possibility of one or more of these parties purchasing up to 1,004,225(1) Paired Shares from the Issuers pursuant to Meditrust's right under the Merger Agreement to designate unaffiliated third parties to purchase up to that number of Paired Shares and/or acquiring shares of Meditrust from Meditrust.

          There can, of course, be no assurance that any of the intended contacts or discussions described above will result in any proposals or transactions.


_______________
     (1)  See footnote 3 of the Original Schedule 13D

                         SIGNATURE
                         ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 1997          MEDITRUST

                         By:  /s/ Michael S. Benjamin
                              --------------------------
                              Name:   Michael S. Benjamin
                              Title:  Senior Vice President
                                      and Secretary